UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

ZKH Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value

$0.0000001 per share

(Title of Class of Securities)

G989M2 108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: G989M2 108

(1)	NAME OF REPORTING PERSONS YSC Investment II (BVI) Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 215,539,000
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 215,539,000
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,539,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%*
(12)	TYPE OF REPORTING PERSON OO

*

Calculation is based on 4,460,410,964 Class A ordinary shares of ZKH Group Limited (the “Issuer”) and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: G989M2 108

(1)	NAME OF REPORTING PERSONS Genesis Capital I LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 215,539,000 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 215,539,000 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,539,000 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%*
(12)	TYPE OF REPORTING PERSON PN

(1)

Represents 215,539,000 Class A ordinary shares of the Issuer directly held by YSC Investment II (BVI) Ltd, that may be deemed to be beneficially owned by Genesis Capital I LP, through its 100% equity interests of YSC Investment II (BVI) Ltd.

*

Calculation is based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: G989M2 108

(1)	NAME OF REPORTING PERSONS Genesis Capital Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 215,539,000 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 215,539,000 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,539,000 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%*
(12)	TYPE OF REPORTING PERSON OO

(1)

Represents 215,539,000 Class A ordinary shares of the Issuer directly held by YSC Investment II (BVI) Ltd, which is wholly owned by Genesis Capital I LP, that may be deemed to be beneficially owned by Genesis Capital Ltd, as the general partner of Genesis Capital I LP.

*

Calculation is based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: G989M2 108

(1)	NAME OF REPORTING PERSONS YSC Investment III (BVI) Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 181,310,600
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 181,310,600
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,310,600
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%*
(12)	TYPE OF REPORTING PERSON OO

*

Calculation is based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: G989M2 108

(1)	NAME OF REPORTING PERSONS Genesis Capital II LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 181,310,600 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 181,310,600 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,310,600 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%*
(12)	TYPE OF REPORTING PERSON PN

(1)

Represents 181,310,600 Class A ordinary shares of the Issuer directly held by YSC Investment III (BVI) Limited, that may be deemed to be beneficially owned by Genesis Capital II LP, through its 100% equity interests of YSC Investment III (BVI) Limited.

*

Calculation is based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: G989M2 108

(1)	NAME OF REPORTING PERSONS Genesis Capital II Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 181,310,600 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 181,310,600 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,310,600 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%*
(12)	TYPE OF REPORTING PERSON OO

(1)

Represents 181,310,600 Class A ordinary shares of the Issuer directly held by YSC Investment III (BVI) Limited, which is wholly owned by Genesis Capital II LP, that may be deemed to be beneficially owned by Genesis Capital II Ltd, as the general partner of Genesis Capital II LP.

*

Calculation is based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: G989M2 108

(1)	NAME OF REPORTING PERSONS Yuan Capital Ltd
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 396,849,600 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 396,849,600 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,849,600 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%*
(12)	TYPE OF REPORTING PERSON OO

(1)

Represents (i) 215,539,000 Class A ordinary shares of the Issuer directly held by YSC Investment II (BVI) Ltd, which is wholly owned by Genesis Capital I LP, whose general partner is Genesis Capital Ltd, that may be deemed to be beneficially owned by Yuan Capital Ltd, through its 100% equity interests in Genesis Capital Ltd, and (ii) 181,310,600 Class A ordinary shares of the Issuer directly held by YSC Investment III (BVI) Limited, which is wholly owned by Genesis Capital II LP, whose general partner is Genesis Capital II Ltd, that may be deemed to be beneficially owned by Yuan Capital Ltd, through its 100% equity interests in Genesis Capital II Ltd.

*

Calculation is based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP NO.: G989M2 108

(1)	NAME OF REPORTING PERSONS Zhijian Peng
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 396,849,600 (1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 396,849,600 (1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,849,600 (1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%*
(12)	TYPE OF REPORTING PERSON IN

(1)

Represents (i) 215,539,000 Class A ordinary shares of the Issuer directly held by YSC Investment II (BVI) Ltd, and (ii) 181,310,600 Class A ordinary shares of the Issuer directly held by YSC Investment III (BVI) Limited, that may be deemed to be beneficially owned by Zhijian Peng, as the sole shareholder of Yuan Capital Ltd.

*

Calculation is based on 4,460,410,964 Class A ordinary shares of the Issuer and 1,161,080,000 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2023. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty-five votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1(a).	Name of Issuer:

ZKH Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road, Minhang District, Shanghai 201106, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

1.	YSC Investment II (BVI) Ltd., a British Virgin Islands limited liability company;

2.	Genesis Capital I LP, a Cayman Islands exempted limited partnership;

3.	Genesis Capital Ltd., a Cayman Islands limited liability company;

4.	YSC Investment III (BVI) Limited, a British Virgin Islands limited liability company;

5.	Genesis Capital II LP, a Cayman Islands exempted limited partnership;

6.	Genesis Capital II Ltd., a Cayman Islands limited liability company;

7.	Yuan Capital Ltd., a Cayman Islands limited liability company; and

8.	Zhijian Peng, a citizen of China (Hong Kong).

Each party listed above is collectively being referred to herein as the “Genesis Capital Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For all Genesis Capital Reporting Persons:

c/o Rm 1503, 15/F, Nexxus Buildings, 41 Connaught Rd Central, Central, Hong Kong

Item 2(c).	Citizenship or Place of Organization:

See Item 2(a).

Item 2(d).	Title of Class of Securities:

Class A ordinary shares of the Issuer, par value US$$0.0000001 per share

Item 2(e).	CUSIP Number:

G989M2 108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not Applicable

Item 4.	Ownership:

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon a total of 5,621,490,964 ordinary shares outstanding of the Issuer as of December 31, 2023, being the sum of (i) 4,460,410,964 Class A ordinary shares of the Issuer shares issued and outstanding as of December 31, 2023, and (ii) 1,161,080,000 Class B ordinary shares issued and outstanding as of December 31, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares on a one-for-one basis.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

The Genesis Capital Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Genesis Capital Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

YSC Investment II (BVI) Ltd

By:	/s/ Zhijian Peng
Name: Zhijian Peng
Title: Director

Genesis Capital I LP

By:	/s/ Zhijian Peng
Name: Zhijian Peng
Title: Authorized Signatory

Genesis Capital Ltd

By:	/s/ Zhijian Peng
Name: Zhijian Peng
Title: Director

YSC Investment III (BVI) Limited

By:	/s/ Zhijian Peng
Name: Zhijian Peng
Title: Director

Genesis Capital II LP

By:	/s/ Zhijian Peng
Name: Zhijian Peng
Title: Authorized Signatory

Genesis Capital II Ltd

By:	/s/ Zhijian Peng
Name: Zhijian Peng
Title: Director

Yuan Capital Ltd

By:	/s/ Zhijian Peng
Name: Zhijian Peng
Title: Director

Zhijian Peng

By:	/s/ Zhijian Peng

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement